[redacted]

14047274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

SEC FILE NUMBER
8- 32672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHWESTERN CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E Houston Street Suite 201
(No. and Street)

San Antonio (City) TX (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry 214-360-9622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwestern Capital Markets, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

MICHAEL G. MARTINEZ
Notary Public
STATE OF TEXAS
My Comm. Exp. 05-16-2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Southwestern Capital Markets, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2013 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2013

SOUTHWESTERN CAPITAL MARKETS, INC.
December 31, 2013

Contents

United States Securities and Exchange Commission's

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Southwestern Capital Markets, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Southwestern Capital Markets, Inc. as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Capital Markets, Inc. as of December 31, 2013, and results of

cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 20, 2014

Southwestern Capital Markets, Inc.
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS		
Cash In Bank	$	10,251.58
Cash in Bank		150,018.86
Accounts Receivable		36,000.00
Prepaid Expenses		5,705.00
Total Current Assets		201,975.44
PROPERTY AND EQUIPMENT		
Equipment		30,698.57
Less: Accumulated Depreciation		(30,698.57)
OTHER ASSETS		
Other Asset		15,000.00
Total Other Assets		15,000.00
TOTAL ASSETS	$	216,975.44

The footnotes are an integral part of the financial statements.

Southwestern Capital Markets, Inc.
BALANCE SHEET
As of December 31, 2013

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 1,144.05
Total Current Liabilities	1,144.05
LONG-TERM LIABILITIES	
Note Payable	23,500.00
Total Long-Term Liabilities	23,500.00
Total Liabilities	24,644.05
STOCKHOLDERS' EQUITY	
Convertible preferred stock, no par value, 1,000,000 shares authorized, 16,000 shares issued and outstanding	128,000.00
Common Stock, no par value, 1,000,000 shares authorized, 353,327 shares issued and 351,327 outstanding	818,678.53
Retained Earnings	(754,347.14)
Total Stockholders' Equity	192,331.39
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 216,975.44

The footnotes are an integral part of the financial statements.

Southwestern Capital Markets, Inc.
STATEMENT OF INCOME

		12 Months Ended December 31, 2013
Revenues		
Designated Sales	$	16,949.95
Commissions Earned		138,065.35
Management Income		3,500.00
Other Income		30.39
Total Revenues		158,545.69
Operating Expenses		
Employee compensation and ben		217,908.60
Floor brokerage, exchange, and c		4,913.16
Communications and data proces		7,109.03
Interest and dividends		39.76
Occpancy		37,873.66
Other expenses		103,287.90
Total Operating Expenses		371,132.11
Operating Income (Loss)		(212,586.42)
Net Income (Loss)	$	(212,586.42)

The footnotes are an integral part of the financial statements.

Southwestern Capital Markets, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (212,586.42)
Adjustments to reconcile Net Income	
Prior Period Adjustment	(16.04)
(Loss) to net Cash provided by	
(used in) operating activities:	
Losses (Gains) on sales of	
Fixed Assets	0.00
Losses (Gains) on sales of	
Decrease (Increase) in	
Operating Assets:	
Accounts Receivable	100,627.00
Other	3,625.13
Increase (Decrease) in	
Operating Liabilities:	
Accounts Payable	1,144.05
Accrued Liabilities	0.00
Total Adjustments	105,380.14
Net Cash Provided By (Used in) Operating Activities	(107,206.28)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(225.57)
Proceeds From Sale of Fixed Assets	225.57
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Borrowings	23,500.00
Proceeds From Sale of Stock	19,300.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	42,800.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(64,406.28)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	224,676.72
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 160,270.44

The footnotes are an integral part of the financial statements.

Southwestern Capital Markets, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2013
Beginning of Period	$	(541,746.61)
Plus: Net Income	$	(212,586.42)
Less: Dividends Paid		0.00
Less: Prior Period Adjustment		(14.11)
RETAINED EARNINGS END OF PERIOD	$	(754,347.14)

The footnotes are an integral part of the financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2013	16,000	128,000	360,527	$ 799,379	-	$ -	$ (541,746)	$ 385,617
Net Income	-	-	-	-	-	-	(212,586)	(212,586)
Capital Transactions	-	-	-	19,300	-	-	-	19,300
Prior Period Adjustments	-	-	-	-	-	-	(14)	(14)
Balance at December 31, 2013	16,000	$ 128,000	360,527	$ 818,679	-	$ -	$ (754,346)	$ 192,333

The footnotes are an integral part of the financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Southwestern Capital Markets, Inc. a Texas Corporation the (Company), was incorporated on May 17, 1983. The Company was registered with the Securities and Exchange Commission on January 10, 1985. The Company is authorized to engage in the following types of business: (a) broker or dealer retailing corporate securities over the counter; (b) broker or dealer retailing corporate debt securities; (c) underwriting or selling group participant (corporate securities other than mutual funds); (d) mutual fund retailer; (e) U.S. government securities dealer; (f) U.S. government securities broker; (g) municipal securities dealer; (h) municipal securities broker; and (i) investment advisory services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Account receivables primarily represent balances due from several governmental organizations and pertain to designated sales and management fees owed under the terms of the Agreement among Underwriters for the particular underwritings' involved.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Revenue Recognition

Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the syndicate manager.

Primary and secondary trade revenue is recognized on the trade or settlement date whichever is applicable under the circumstances.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2013, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializing in syndicated transactions and advisory roles.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D - CONCENTRATION OF CREDIT RISK

Cash is deposited in two financial institutions; one is insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC), and the other is insured up to $100,000 by the Securities Investor Protection Corporation (SIPC). Additionally, the SIPC insures securities up to a maximum of $500,000. As of December 31, 2013, the Company had $0 of deposits in excess of FDIC coverage, $50,018.86 of deposits in excess of SIPC coverage, and $0 of securities in excess of SIPC securities coverage.

In management's view, there is not a significant concentration of credit risk in the Company's trade accounts. Management believes concentrations of credit risk in accounts receivable are limited due to its governmental and corporate clients which management believes are credit quality.

NOTE E – RELATED PARTY TRANSACTIONS

The majority stockholder and president of the Company is also the majority stockholder of Vaquero Capital Corporation, Inc. The Company pays Vaquero Capital Corporation, Inc. a monthly consulting fee for their services. However, Vaquero Capital Corporation, Inc. waives its rights to receive any payments from the Company if the existence of such a right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission of rules of any national securities association or any self-regulated organization of which the Company may become a member.

During the year ended December 31, 2013, the Company made payments of $47,235.00 in operating expenses to Vaquero Capital Corporation, Inc.

NOTE F -- CORRESPONDENT AGREEMENT WITH CLEARING BROKER

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally, a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $150,000.

NOTE G – CAPITAL STOCK

One hundred percent (100%) of dividends declared and paid by the Company during any period in which convertible preferred stock is issued and outstanding shall be to the holders of the convertible preferred stock in proportion to their holdings; provided, however, that such preference does not include the period in which the convertible preferred stock is to be converted into common stock. Preferred stock is automatically converted to common stock at the point in time when the aggregate amount of dividends paid on convertible preferred stock since issuance is equal to the subscription price thereof. Preferences related to preferred stock terminate at that time. Dividends on preferred are declared at the discretion of the Board of Directors.

NOTE H – DEFINED CONTRIBUTRION PENSION PLAN

The company maintains a Simplified Employee Plan (SEP) plan in accordance with Internal Revenue Code Section 401 (k) covering all employees. The Company may contribute up to a maximum of 15% of an eligible participant's annual compensation. For 2013, the Company does not expect to contribute to the pension plan.

NOTE I– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE J – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

	Estimated Useful Life		
Furniture & Fixtures	7 years	$	21,899
Telephone System	7 years		8,800
			30,699
Less – accumulated depreciation			(30,699)
Total		$	0

Depreciation expense was $0.00 for the year December 31, 2013 and is included in the operating expenses in the accompanying statement of income.

NOTE K – LEASES

Operating leases – The Company has a lease agreement for the rental of office space in San Antonio. The lease agreement is month to month. Total rent expense under this agreement for the year ended December 31, 2013 was $37,873.56.

NOTE L – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE M - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 20, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

Southwestern Capital Markets, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Computation of Net Capital

Total Stockholder's equity:		$ 192,331.39
Nonallowable assets:		
Accounts receivable – other	35,000.00	
Other Assets	21,705.00	56,705.00
Net allowable capital		$ 135,626.39

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,777.16
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 35,626.39

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 24,644.05
Percentage of aggregate indebtedness to net capital	18.17%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 135,627.00
Adjustments:	
Change in Equity (Adjustments)	(00.61)
Change in Non Allowable Assets	(00.00)
NCC per Audit	135,626.39
Difference	$ (0.00)

See accountant's audit report

Southwestern Capital Markets, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2013	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 20, 2014

Board of Directors
Southwestern Capital Markets, Inc.
Book on the Building
140 E. Houston
Suite 201
San Antonio, TX 78205

In planning and performing my audit of the financial statements and supplemental schedules of Southwestern Capital Markets, Inc. for the year ended December 31, 2013, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward P Richardson Jr CPA

Edward Richardson, Jr., CPA